ARROW FINANCIAL CORPORATION

250 Glen Street, Glens Falls, New York 12801

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Shareholders of Arrow Financial Corporation:

Notice is hereby given that the Annual Meeting of Shareholders of Arrow Financial Corporation, a New York corporation (the "Company"), will be held at the Queensbury Hotel, Maple Street and Ridge Street, Glens Falls, New York, on Friday, April 14, 2000, at 10:00 a.m. for the purpose of considering and voting upon the following matters:

1. The election of five directors as follows: three directors to Class B for a term of three years; one director to Class C for a term of one year; and one director to Class A for a term of two years, or in each case until his successor shall have been elected and qualified.

2. Any other business which may be properly brought before the meeting or any adjourn-

ment thereof.

By Order of the Board of Directors

GERARD R. BILODEAU

Secretary

March 10, 2000

YOU ARE REQUESTED TO SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO THE MEETING, OR IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AT THAT TIME, IF YOU WISH.

ARROW FINANCIAL CORPORATION

250 Glen Street

Glens Falls, New York 12801

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS

April 14, 2000

This proxy statement is furnished in connection with the solicitation by the Board of Directors of Arrow Financial Corporation, a New York corporation (the "Company"), of proxies to be voted at the Annual Meeting of Shareholders (the "Meeting") to be held on Friday, April 14, 2000, at 10:00 a.m., at the Queensbury Hotel, Maple Street and Ridge Street, Glens Falls, New York 12801, and at any adjournment thereof. This proxy statement and the accompanying form of proxy are first being sent to shareholders on March 10, 2000. In addition, a copy of Parts I and II of the Company's Annual Report on Form 10-K for December 31, 1999, which includes the Company's financial statements, is enclosed with this proxy statement.

At the Meeting, three directors will be elected to Class B, one director to Class C, and one director to Class A of the Company's Board of Directors.

RECORD DATE AND VOTING RIGHTS

The Board of Directors of the Company has fixed February 25, 2000, as the record date for determination of the shareholders entitled to notice of, and to vote at the Meeting. At the close of business on such date, there were outstanding and entitled to vote 7,471,020 shares of common stock, $1.00 par value, of the Company, which is the Company's only class of stock outstanding. Holders of record of common stock at the close of business on the record date are entitled to one vote for each share held on each matter submitted to a vote at the Meeting.

A majority of the outstanding shares present or represented by proxy will constitute a quorum at the Meeting. Consistent with applicable state law and the Company's Certificate of Incorporation and Bylaws, the Company will treat all shares represented by proxy or in person at the Meeting as shares present or represented at the Meeting for purposes of determining a quorum. Shares represented by proxies or voted in person on ballots marked "WITHHOLD" or "ABSTAIN" on any proposal will be treated as shares present or represented at the Meeting for purposes of determining a quorum but will not be treated as shares voting on such proposal. Shares held in "street name" by brokers which are present or represented at the Meeting but are not voted by such brokers, for any reason, on a matter presented at the Meeting (so-called "broker non-votes") will be treated as shares present in person or represented by proxy at the Meeting for purposes of determining a quorum but will not be treated as shares voting on such matter. In the election of directors, which requires the affirmative vote of a plurality of the shares voting on such matter at the Meeting, neither shares voted "WITHHOLD" on the election of one or more directors nor broker non-votes on such election will have the effect of a vote "against" the election of one or more directors.

PROXIES

Any shareholder executing a form of proxy which is solicited hereby has the power to revoke it prior to exercise of the authority conferred thereby. Revocation may be made effective by attending the Meeting and voting the shares of stock in person, or by delivering to the Secretary of the Company at the principal offices of the Company prior to the Meeting a written notice of revocation or a later-dated, properly executed proxy.

Proxies will be solicited by mail. They may also be solicited by directors, officers and regular employees of the Company and its subsidiaries personally or by telephone or telegraph, but such persons will receive no additional compensation for such services. The Company will bear all costs of soliciting proxies. Should the Company, in order to solicit proxies, utilize the services of other financial institutions, brokerage houses or other custodians, nominees or fiduciaries, the Company will reimburse such persons for their out-of-pocket expenses.

PRINCIPAL SHAREHOLDERS OF THE COMPANY

To the knowledge of the Board of Directors, there was no one person or group of persons acting in concert who beneficially owned more than 5 percent of the outstanding shares of the Company's Common Stock as of December 31, 1999.

The Company's subsidiary, Glens Falls National Bank and Trust Company, in its capacity as trustee of numerous trust accounts, including as trustee of the Company's Employee Stock Ownership Plan ("ESOP"), held on such date 881,054 shares of Common Stock, or 11.9 percent of the total number of such shares then outstanding. The Bank was not the beneficial owner of a substantial number of these shares, including a majority of the shares then held by it as trustee of the ESOP, because other persons (e.g., the ESOP participants) held both voting and investment power over such shares. Thus, the Bank did not beneficially own more than 5 percent of the outstanding Common Stock on the reporting date.

SHAREHOLDER PROPOSALS

Under Company Bylaw Articles 2.2 and 3.4, any shareholder who wishes to nominate a person for election to the Board of Directors or who wishes to bring a matter before the annual meeting for consideration by the shareholders must deliver a written notice to the Secretary of the Company not less than 120 days before the anniversary date of the prior year's annual meeting of shareholders (except in cases where the date of the forthcoming annual meeting is more than 30 days before or after the anniversary date of the prior year's meeting). The written notice must contain the name and record address of the submitting shareholder, a brief description of the proposed nominee for director or the other matter sought to be raised at the meeting, the number of shares of Common Stock beneficially owned by the submitting shareholder (who must be a record holder both on the day the written notice is given to the Secretary and on the record date for the meeting) and certain other information specified in Company Bylaw Articles 2.2 and 3.4. A copy of the Bylaw Articles 2.2 and 3.4 may be obtained by submitting a written request to the Secretary of the Company at 250 Glen Street, Glens Falls, New York 12801. Failure to comply with this advance notice requirement will preclude the shareholder from nominating the person or bringing the matter before the meeting. For the annual meeting of shareholders in the Year 2001, this written notice must be given not later than December 15, 2000 (assuming such annual meeting is held within 30 days before or after April 14, 2001).

If a shareholder wishes to have a proposal considered by the Board of Directors for inclusion in the Company's proxy statement for a forthcoming meeting of shareholders, the shareholder must submit the proposal on a timely basis and the shareholder and proposal otherwise must meet the requirements established by the Securities and Exchange Commission in Rule 14a-8 under the Securities Exchange Act of 1934 governing shareholder proposals. Any proposal that a shareholder wishes to be considered for inclusion in the Company's proxy statement for next year's annual shareholders' meeting (in the Year 2001) will not be deemed to be timely submitted unless it is received by the Company at its principal executive offices no later than November 11, 2000. Any such proposal, together with any supporting statement, should be directed to the Secretary of the Company.

ITEM 1. ELECTION OF DIRECTORS AND

INFORMATION WITH RESPECT TO DIRECTORS AND OFFICERS

The first item to be acted upon at the Meeting is the election of five directors, three to Class B (the class whose term normally expires at this Meeting), and one each to Classes C and A. Messrs. Carusone, Kruczlnicki and Moynehan have been nominated by the Board of Directors for reelection to Class B of the Board of Directors, each to hold office for three years. During the past year, two new directors were added to the Board of Directors, to Classes C and A, by action of the Board itself. Under New York law these new directorships must be elected by the shareholders at the Meeting. Thus, the Board of Directors has nominated Mr. Jan-Eric O. Bergstedt, first appointed to the Board in November 1999, to continue as a director of Class C, to serve until that class is reelected in 2001. The Board of Directors also has nominated Dr. Richard J. Reisman, D.M.D., first appointed to the Board in August 1999, to continue as a director of Class A, to serve until that class is reelected in 2002. Directors will be elected by a plurality of the shares voting at the meeting.

Under the Company's Certificate of Incorporation and Bylaws, the Board of Directors is divided into three classes, one class to be elected each year for a term of three years. The total number of directors is fixed from time to time by the Board of Directors. As of the Meeting, the number of directors will be ten.

All proxies which are timely received by the Secretary in proper form prior to the election of directors at the Meeting, and which have not been revoked, will be voted "FOR" the Board's nominees for each class described above (unless any nominee is unable to serve or for good cause will not serve), subject to any specific voting instructions received with any proxy, including the withholding of authority to vote for any or all nominees.

Each of the Board's nominees has consented to being named in this proxy statement and to serve if elected, and the Board knows of no reason to believe that any nominee will decline or be unable to serve if elected. Each of the five nominees is presently serving on the Board of Directors.

The table below provides information on each of the Board's nominees as well as each of the current directors whose terms do not expire at the Meeting and who are expected to continue to serve on the Board after the Meeting and until their respective terms expire:

NOMINEES FOR DIRECTOR AND DIRECTORS CONTINUING IN OFFICE

Name and Principal		Director of the Company Since	Shares of Common Stock of the Company Beneficially Owned as of December 31, 1999(d)
Occupation(a)(b)(c)	Age		Number	Percent
Nominees for Director:

Class B (Terms Expiring in 2003):

John J. Carusone, Jr................	58	1996	305	---
Attorney, Carusone & Carusone
(law firm)

David G. Kruczlnicki.................	47	1989	18,863 (1)	---
President & CEO, Glens Falls
Hospital (health care facility)

David L. Moynehan..................	54	1987	19,432 (2)	---
President, Riverside Gas & Oil
Co. (petroleum products
distributor)

Class C (Term Expiring in 2001):

Jan-Eric O. Bergstedt................	64	1999	1,759	---
President, AES Engineered
Systems (supplier of paper- making machinery)

Class A (Term Expiring in 2002):

Richard J. Reisman, D.M.D........	54	1999	9,250 (3)	---
Oral Maxillofacial Surgeon & Chairman, Department of
Dentistry, Glens Falls Hospital

Directors Continuing in Office:

Class C (Terms Expiring in 2001):

Thomas L. Hoy........................	51	1996	102,220 (4)	1.36
President & CEO of the
Company and Glens Falls
National Bank and Trust
Company

			Shares of Common
			Stock of the Company
			Beneficially Owned
Name and Principal		Director of the	As of December 31,1999(d)
Occupation(a)(b)(c)	Age	Company Since	Number	Percent

Directors Continuing in Office (Continued):

Class C (Terms Expiring in 2001):

Dr. Edward F. Huntington..........	69	1983	15,680 (5)	---
Adjunct Professor, SUNY
Albany & Plattsburgh-Retired

Doris E. Ornstein......................	69	1987	10,978 (6)	---
President, Wharton Business
Brokers (real estate specialists)

Class A (Terms Expiring in 2002):

Kenneth C. Hopper, M.D...........	61	1983	49,192 (7)	---
Chairman & CEO, Northeastern
Clinical and Toxicology
Laboratory, Inc. and Chairman
and CEO, Bay Optical, Inc.

Michael F. Massiano.................	65	1983	95,989 (8)	1.29
Chairman of the Board of the
Company and Glens Falls
National Bank and Trust Company

Other Executive Officers:

John J. Murphy.......................	48	N/A	87,776 (9)	1.17
Executive Vice President,
Treasurer & CFO of the
Company and Glens Falls
National Bank and Trust
Company
John C. Van Leeuwen............... Senior Vice President & Chief	56	N/A	23,939 (10)	---
Credit Officer of the Company
and Glens Falls National Bank
and Trust Company

Gerard R. Bilodeau...................	53	N/A	32,891 (11)	---
Senior Vice President & Secretary
of the Company and Senior Vice
President & Cashier of Glens Falls
National Bank and Trust Company

	Shares Beneficially Owned By
	All Director Nominees,
	Continuing Directors and
	Executive Officers as a Group:		468,274 (12) 6.15

Explanatory Notes:

(a) All directors of the Company also serve as directors of its principal subsidiary, Glens Falls National Bank and Trust Company, except for Mr. Carusone, who also serves as a director of Saratoga National Bank and Trust Company. Of the nominees and directors continuing in office, only Mr. Hoy is currently an officer or employee of the Company or its subsidiaries, although Mr. Massiano continues as Chairman of the Board and provides consulting services. See "Compensation of Directors."

(b) The business experience of each director during the past five years was that typical to a person engaged in the principal occupation or business listed for each. Except as noted, each of the nominees and directors continuing in office has held the same or another executive position with the same employer during the past five years.

(c) No family relationship exists between any two or more of the nominees, directors or executive officers of the Company or its subsidiaries, except that David L. Moynehan, a director of the Company, is the brother-in-law of John J. Murphy, the Executive Vice President, Treasurer & Chief Financial Officer of the Company.

(d) Beneficial ownership of shares, determined in accordance with applicable Securities and Exchange Commission rules, includes shares as to which a person, directly or indirectly, has or shares voting power and/or investment power, and all shares which the person has a right to acquire within 60 days of the reporting date. Unless otherwise noted below, each individual has sole beneficial ownership of all shares listed as beneficially owned by such individual. Percentage of shares beneficially owned is listed only for those who beneficially own one percent or more of the Company's outstanding common stock.

Beneficial Ownership Notes:

(1) Includes 638 shares held jointly by Mr. Kruczlnicki with his wife.

(2) Includes 3,368 shares held jointly by Mr. Moynehan with his wife.

(3) Includes 178 shares held directly by Dr. Reisman's wife and 3,047 shares held by his wife as custodian for their son and daughter.

(4) Includes 15,093 shares held in Mr. Hoy's account under the Company's ESOP, 1,186 shares held by his wife directly, 584 shares held by his son directly, 584 shares held by him as custodian for his daughter, 125 shares held in a Simplified Employee Pension Plan, and 59,773 shares subject to exercisable options received by Mr. Hoy under the Company's compensatory stock option plans.

(5) Includes 13,266 shares held jointly by Dr. Huntington with his wife and 842 shares held in a Simplified Employee Pension Plan.

(6) Includes 5,318 shares held directly by Mrs. Ornstein's husband.

(7) Includes 31 shares held by a company that Dr. Hopper controls.

(8) Includes 5,227 shares held by his wife directly and 26,269 shares subject to exercisable options received by Mr. Massiano under the Company's compensatory stock option plans.

(9) Includes 14,326 shares held in Mr. Murphy's account under the Company's ESOP, 10,294 shares held jointly with his wife and 61,466 shares subject to exercisable options received by Mr. Murphy under the Company's compensatory stock option plans.

(10) Includes 7,291 shares held in Mr. Van Leeuwen's account under the Company's ESOP, 524 shares held jointly with his wife, 268 shares held by him as custodian for his sons and 13,781 shares subject to exercisable options received by Mr. Van Leeuwen under the Company's compensatory stock option plans.

(11) Includes 11,454 shares held in Mr. Bilodeau's account under the Company's ESOP, 1,185 shares held jointly with his wife, and 17,368 shares subject to exercisable options received by Mr. Bilodeau under the Company's compensatory stock option plans.

(12) Includes 178,657 shares subject to exercisable options received by such persons under the Company's compensatory stock option plans.

In 1999, the Board of Directors of the Company met 4 times. During the year, each of the directors attended at least 75 percent of the total number of the meetings of both the Board and all the committees of which the director was a member.

BOARD COMMITTEES

The Board of Directors of the Company has the following three committees: an Executive Committee, an Audit Committee and a Personnel Committee. The Personnel Committee also functions as a nomination and a compensation committee. As President and Chief Executive Officer of the Company, Mr. Hoy serves as an ex-officio member of each of these committees and, as such, is expected to attend meetings and to provide information requested by the committee members.

The Executive Committee met twice during the last fiscal year. Members of the Executive Committee are Directors Hopper, Kruczlnicki and Massiano. The Executive Committee has the authority to act for the Board, except it may not submit matters to shareholders, fill Board vacancies, fix Board or Committee compensation, amend or adopt Bylaws, or amend or repeal any resolution of the Board.

The Audit Committee met three times during 1999. Members of the Audit Committee are Directors Bergstedt, Carusone, Huntington, Kruczlnicki and Massiano. Mr. Kruczlnicki has been serving as Chairman. The Audit Committee examines the soundness and solvency of the Company and its subsidiaries, causes suitable audits and examinations to be made, ensures that adequate fiscal controls and procedures are maintained, and makes recommendations and reports to the full Board of Directors.

The Personnel Committee met three times during the last fiscal year. Members of the Personnel Committee are Directors Bergstedt, Huntington, Kruczlnicki and Massiano. Mr. Massiano has been serving as Acting Chairman of the Personnel Committee since the retirement of Director Michael B. Clarke in October, 1999, upon Mr. Clarke's business relocation to Indianapolis. In addition to making recommendations to the full Board on nominations of candidates for director of the Company, the Personnel Committee reviews, not less often than annually, all compensation arrangements and benefit plans covering officers and employees of the Company and its subsidiaries and makes various recommendations and determinations on such matters. The Personnel Committee, with Mr. Massiano abstaining, also makes final determinations on all awards under the Company's compensatory stock plans, including grants of stock options to executives and other key employees. See "Report of Personnel Committee on Executive Compensation" beginning on page 11 of this proxy statement.

Any shareholder who wishes to submit to the Personnel Committee a possible candidate for the Committee's consideration in making its recommendation on nominees for director to the full Board should submit the name of such candidate to the Personnel Committee, in care of the Company at its corporate headquarters. Names of candidates received by the Committee before December 15, 2000, will be considered by the Committee at its regular meeting in December, before the Committee makes its recommendations to the full Board and the latter selects its nominees. For procedures and deadlines applicable to any shareholder who wishes to make a direct nomination of one or more persons for director at the annual meeting of shareholders, see "Shareholder Proposals" on page 2 of this proxy statement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

During 1999, the directors and officers of the Company made timely filings of all securities transaction reports required to be filed by them with the Securities and Exchange Commission under Section 16(a) of the Securities Exchange Act of 1934 except for one late filing of a report by director Bergstedt and one late filing of a report relating to one transaction by executive officer Van Leeuwen.

COMPENSATION COMMITTEE INTERLOCKS

AND INSIDER PARTICIPATION

No member of the Personnel Committee during 1999 was an officer or employee of the Company or any of its subsidiaries during that year or a former officer of the Company or any of its subsidiaries, except for Mr. Massiano, who is Chairman of the Board of the Company and Glens Falls National Bank and Trust Company and formerly served as CEO of the Company until his retirement on December 31, 1996. Mr. Massiano abstains from Committee decisions on stock plan awards. Mr. Hoy, who is President & CEO of the Company and Glens Falls National Bank and Trust Company, is an ex-officio member of the Personnel Committee. Ex-officio members have certain duties relating to the Committee, as described above under "Board Committees", but do not participate in Committee decisions.

EXECUTIVE COMPENSATION

The following table sets forth information concerning total compensation and compensatory awards received in the last three years by the Chief Executive Officer of the Company and each other executive officer whose salary and bonus exceeded $100,000 in 1999:

SUMMARY COMPENSATION TABLE

Annual Compensation

Name/Principal Position	Year	( a ) Salary	( b ) Bonus	( c ) Other Annual Compen-sation	( d ) No. Of Options/ SARs	( e ) All Other Compensation
Thomas L. Hoy	1999	$250,000	$ 96,250	-	16,000	$ 21,171
President &	1998	200,000	78,225	-	15,000	21,648
Chief Executive Officer	1997	180,000	85,050	-	16,500	16,754
John J. Murphy	1999	152,000	33,400	-	7,000	11,415
Executive Vice President	1998	146,000	32,305	-	8,750	13,398
Treasurer & CFO	1997	140,000	37,800	-	9,625	13,485
John C. Van Leeuwen	1999	101,000	12,957	-	3,000	7,970
Senior Vice President &	1998	97,000	12,228	-	3,750	9,371
Chief Credit Officer	1997	93,000	15,120	-	4,125	8,612
Gerard R. Bilodeau	1999	95,000	12,227	-	3,000	6,790
Senior Vice President &	1998	89,000	9,787	-	3,750	7,928
Corporate Secretary	1997	85,000	13,770	-	4,125	7,838

Notes to Summary Compensation Table (note references are to columns):

(a) Salary: Includes base salary and any amounts that are deferred at the election of the officer under a 401(K) plan or otherwise.

(b) Bonus: Represents cash bonuses paid to executives for such year under the Company's Short-Term Incentive Award Plan whether such amounts are deferred or paid immediately. Under the Plan, annual bonuses are paid to key employees, including executive officers of the Company, provided certain pre-established threshold and/or target earnings levels have been attained. Bonuses are calculated and approved by the Personnel Committee and ratified by the Board of Directors. Bonuses typically are paid in January of the ensuing calendar year.

(c) Other Annual Compensation: Excludes perquisites and other benefits, unless the aggregate amount of such compensation exceeds the lesser of either $50,000 or 10 percent of the total of annual salary and bonus reported for the named executive officer. No executive officers received perquisites having a value greater than such amount in any of the last 3 years.

(d) Options: Represents the number of shares subject to options granted to the named executive officer (as adjusted for subsequent stock dividends). For more information on options, see the tables and notes under "Stock Option Plans" on the next page. The Company granted no other form of long-term incentive compensation to the named executives in any of the past 3 years. Although the Company's compensatory stock plans authorize awards of restricted stock, no shares of restricted stock have been awarded thereunder.

(e) All Other Compensation: Includes (i) the value of the Company's contributions to the ESOP for the named executive officer, and (ii) amounts paid for premiums for term life insurance benefitting the named executive officer. In 1999, the amounts indicated for each of the named executive officers consisted of the following: Mr. Hoy, $19,147 for ESOP and $2,024 for term life insurance; Mr. Murphy, $10,490 for ESOP and $925 for term life insurance; Mr. Van Leeuwen, $6,370 for ESOP and $1,600 for term life insurance, and Mr. Bilodeau, $5,895 for ESOP and $895 for term life insurance.

STOCK OPTION PLANS

In past years, the Company has maintained compensatory stock plans under which key employees have been granted stock options, including both tax qualified (incentive) stock options and non-qualified stock options. Information relative to stock option activity for the named executive officers in the Summary Compensation Table on the previous page for the year ending December 31, 1999, is set forth in the following tables:

OPTION/SAR GRANTS TABLE

Options/SAR Grants in Last Fiscal Year

Individual Grants

Name	( a ) No. Of Securities Underlying Options/ SARs Granted	(b) % of Total Options/SARs Granted to Employees in Fiscal Year	( c ) Per Share Exercise or Base Price	( d ) Expiration Date	( e ) Grant Date Present Value (dollars)
Thomas L. Hoy	16,000	28.67%	$20.03	12/15/2009	$ 70,318
John J. Murphy	7,000	12.54	20.03	12/15/2009	30,764
John C. Van Leeuwen	3,000	5.38	20.03	12/15/2009	13,185
Gerard R. Bilodeau	3,000	5.38	20.03	12/15/2009	13,185

Notes to Stock Option Table (note references are to columns):

(a) All options listed were granted on December 15, 1999, without tandem stock appreciation rights (SARs). Options awarded under the Company's compensatory stock plans normally become exercisable in stages (e.g., options awarded in 1999 become exercisable in 25 percent increments on each of the first four anniversaries of the date of the grant). Non-qualified stock options for Mr. Hoy and Mr. Murphy contain a transferability feature under which each is permitted to transfer his stock options, prior to exercise, exclusively by gift and exclusively to members of his immediate family.

(c) Represents 100 percent of the market value of the Company's Common Stock on the date of grant, based on the average of the closing bid and asked prices per share of Common Stock reported on the NASDAQ Stock MarketSM for such date.

(d) Options awarded under the Company's compensatory stock plans normally have 10 year terms, subject to earlier termination in the event of termination of employment with the Company.

(e) The estimated grant date present value of the options has been determined by using the Black-Scholes option pricing model, a commonly used method of valuing options on the date of grant. The assumptions utilized in applying the Black-Scholes model were as follows: (a) the useful life of the options was estimated to be seven years from the date of the grant; (b) the risk-free discount rate applied for purposes of the valuation, consistent with the seven-year estimated life of the options, was the seven-year Treasury Rate as of the date of grant; (c) the volatility factor utilized was the three-year volatility of the Company's Common Stock, or 21.04 percent (volatility is calculated based on fluctuations of daily closing stock prices); (d) the forfeiture rate prior to exercise was assumed to be zero; (e) the dividend yield on the Common Stock was assumed to be 3.8 percent for purposes of the analysis only.

OPTION/SAR EXERCISES AND YEAR-END VALUE TABLE

Aggregate Option/SAR Exercises in Fiscal Year 1999 and FY-End Option/SAR Values

Name	(a) Shares Acquired	(b) Value Realized	( c ) Number of Unexercised Options/SARs at FY-End (Exercisable/Unexercisable)		( d ) Value of Unexercised In-the-Money Options/SARs at FY-End (Exercisable/Unexercisable)
Thomas L. Hoy	5,685	$ 67,176	E - U -	59,773 39,831	E - U -	$387,265 11,835
John J. Murphy	5,685	62,944	E - U -	61,466 20,902	E - U -	596,538 6,904
John C. Van Leeuwen	1,000	16,337	E - U -	13,781 9,319	E - U -	67,762 3,945
Gerard R. Bilodeau	---	---	E - U -	17,368 9,319	E - U -	105,007 3,945

KEY: E = Exercisable, U = Unexercisable

Notes to Option/SAR Exercises and Year-End Value Table (note references are to columns):

(a) The listed number of shares represents the gross number of shares underlying the exercised portion of the option or SAR.

(b) Represents the difference between the market value of shares of Common Stock received upon exercise of an option, based on the average of the closing bid and asked prices for the Company's Common Stock as reported by NASDAQ on the date of exercise, and the exercise price of such options.

(c) Includes options that were "out-of-the money" at year-end, that is, options having an exercise price that exceeds the fair market value of the Common Stock.

(d) The dollar value of unexercised in-the-money options at December 31, 1999, was calculated by determining the difference between the market value of the shares of Common Stock underlying the options at year-end, based upon the average of the closing bid and asked prices for the Company's Common Stock as reported on NASDAQ as of December 31, 1999, and the exercise price of the options. The dollar value includes the value of any options that have been transferred by an executive to an immediate family member or family trust and remain unexercised.

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, including language that might be interpreted to incorporate by reference future filings, including this proxy statement, in whole or in part, in such previous filings, the following Performance Graph and Report of Personnel Committee on Executive Compensation shall not be incorporated by reference into any such filings.

COMPARISON OF FIVE YEAR-CUMULATIVE TOTAL RETURNS

AMONG ARROW FINANCIAL CORPORATION, RUSSELL 2000,

Period Ending

Index 12/31/94 12/31/95 12/31/96 12/31/97 12/31/98 12/31/99

Arrow Financial Corporation 100.00 125.69 182.60 281.69 247.79 239.64

Russell 2000 100.00 128.45 149.64 183.10 178.44 216.37

NASDAQ-Total US 100.00 141.33 173.89 213.07 300.25 542.43

NASDAQ Bank Index 100.00 149.00 196.73 329.39 327.11 314.42

All data prepared by SNL Securities LC

The preceding performance graph shows a comparison of the cumulative total returns on common equity (assuming reinvestment of all dividends) for the Company's stock, the NASDAQ Stock Market Composite Index (U.S. companies) ("NASDAQ Composite Index"), the Russell 2000 Index and the NASDAQ Bank Index for the period December 31, 1994 through December 31, 1999. In prior years, the NASDAQ Composite Index was the only broad market index used in this graph; but the Company has determined to replace that index with the Russell 2000 Index (both are being included in this year's graph only). Although the Company is not currently included in the Russell 2000 Index, management believes that such index is a more appropriate measure for comparison than the NASDAQ Composite Index. The average company included in the Russell 2000 Index has a market capitalization more closely approximating the Company's capitalization than the NASDAQ Composite Index. Moreover, although the Russell 2000 Index, like the NASDAQ Composite Index, includes several technology stocks (i.e. computer software, internet, computer hardware, etc.), management believes that the technology sector has a disproportionately greater impact on the NASDAQ Composite Index, and obscures broader market performance. The performance of a relatively small number of NASDAQ listed technology companies, most notably those with market capitalizations substantially greater than the capitalization of the single largest Russell 2000 company, has materially skewed the performance of the NASDAQ Composite Index in the past two years.

REPORT OF PERSONNEL COMMITTEE

ON EXECUTIVE COMPENSATION

Introduction

The Personnel Committee of the Board of Directors (the "Committee") is composed exclusively of non-employee directors. A principal task of the Committee is to act on compensation matters related to the Chief Executive Officer (the "CEO") and other executive officers of the Company. As part of that process, the Committee reviews survey data regarding executive compensation paid by peer banks plus additional input as may be sought and received from compensation consultants. The Committee then reviews compensation recommendations from management and develops its own recommendations, which it submits to the full Board for review and ratification. The Committee also has the discretion to make final decisions on incentive compensation awards to executive officers and other key employees, including annual bonus awards under the Company's short-term incentive plan and stock-based awards under the Company's long-term compensatory stock plans.

The Committee is submitting this report summarizing its current compensation policies and in particular its compensation recommendations and decisions at year-end 1999 for President and CEO Thomas L. Hoy individually and all executive officers as a group.

Compensation Philosophy

The Committee supports a three-part approach to executive compensation consisting of base salary, annual incentives (bonus) and long-term incentives. Base salary is reviewed and set annually within competitive ranges established on the basis of survey data, with the specific amounts to be determined based on prior period individual and Company performance. The annual incentive or bonus component is payable through the Company's Short-Term Incentive Award Plan, with awards tied to the annual performance of the relevant business unit and to the executive's individual performance during the year. The long-term incentive component of compensation is addressed through the compensatory stock plans, which provide for grants of stock options or restricted stock that gain value as the Company's Common Stock increases in value.

The Committee reviews each component of executive compensation on an annual basis and makes decisions or recommendations to the full Board on any adjustments among the component elements that it believes are appropriate.

The executive compensation program is intended to attract and retain key executives and to motivate them to help the Company achieve increased profitability, strong credit quality and enhanced shareholder value. The long-term incentive feature also encourages significant share ownership by key executives. For individual officers, types and amounts of executive compensation are established based upon their varying levels of responsibility, subjective and objective evaluations of their performance and the financial performance of their relevant business unit. Attention is also given to the compensation being paid to various levels of executives by other banking organizations in the Company's peer group, particularly those organizations doing business in the Company's geographic market.

At the level of CEO, overall compensation is based both on corporate performance factors, which include earnings per share, capital accumulation, strategic initiatives and new products and markets, and upon individual performance factors, such as leadership, commitment to the community and professional standing. In making its recommendations on CEO compensation, the Committee also takes into account CEO compensation at peer group banks.

Compensation Administration

Base salaries for executive officers, including the CEO, are reviewed on an annual basis. Any base salary increases will reflect an executive's contributions to the overall Company performance, the executive's position within an appropriate salary range and median increases in both the banking industry and industry in general. Committee recommendations for executive base salaries are reviewed and ratified by the full Board.

Annual incentive compensation is addressed through the Company's Short-Term Incentive Award Plan, with the payment of bonuses generally to depend upon whether certain pre-established financial performance threshold levels for the year are met. If the pre-established threshold levels are met, the size of individual bonuses may then vary depending on the extent to which those levels are exceeded and on certain objective and subjective measures of individual performance. The Committee works with management at the beginning of the fiscal year to establish the threshold performance levels under the Plan for that year plus any target levels beyond the threshold. Typically, threshold and target performance levels are based on internal projections of operating earnings. Target performance levels may be reviewed and revised during the year, if special circumstances arise such as major corporate transactions, unforeseen significant changes in the local or national economy, or industry-wide developments. Final decisions on those key employees entitled to Plan bonuses and the amounts of those bonuses are made by the Committee at the beginning of the following fiscal year, after considering senior management's recommendations. The full Board reviews and ratifies or modifies the Committee's decisions.

Long-term incentive compensation for executives and other employees is addressed through the Company's compensatory stock plans. These plans provide for the grant of stock-based compensatory awards, such as stock options, the value of which is directly dependent on the market performance of the Company's Common Stock over an extended period of time. The principal stock plan utilized at year-end 1999 for the grant of compensatory stock awards to executives was the Company's 1993 Long-Term Incentive Plan, but available shares under that plan have now been exhausted. At the 1998 annual shareholders' meeting, shareholders approved a 1998 Long-Term Incentive Plan, which is essentially an extension of the 1993 plan and, like the 1993 plan, authorizes the grant of stock-based awards to executive officers and other employees whose duties and job performance make them suitable recipients. The 1998 plan authorizes the grant of awards for up to 412,500 shares, as adjusted, of Common Stock and only a small number of these shares have been used to date.

Under both stock plans, the Committee has the sole discretion to select which executives or other employees are to receive awards, based on factors such as attainment of Company financial goals and individual performance, as well as the types and amounts of those awards. Under both plans, awards may take the form of stock options or shares of restricted stock. Stock options granted under the plans must have an exercise price not less than the market price of the Company's Common Stock on the date of grant and may be exercised only after a designated vesting date and then only for so long as the optionee remains employed by the Company (or within a short period of time following termination of employment). Essentially, this means that executives who receive options realize gain only if the Company's stock price improves over the life of the option and only if the executive continues with the Company. In years in which the Company's stock price does not improve, for any reason, including conditions affecting equity markets or bank stocks generally, the value of compensatory stock options does not improve and may even decrease. Heretofore, the Committee has not granted any form of stock-based compensation other than stock options and expects that stock options will continue in the future to be the predominant, if not the exclusive means of providing long-term incentive compensation to executives.

In 1993, Congress adopted a new provision of the Internal Revenue Code (the "Code"), Section 162(m), which disallows a tax deduction to public companies for compensation exceeding $1 million paid to certain top executives in any one year, other than exempt compensation. The Committee does not believe the statutory ceiling on deductible compensation will be relevant to the Company in the foreseeable future.

Executive Compensation Decisions at Year-End 1999

In making year-end determinations and recommendations on executive compensation, the Committee confronted the same anomalous circumstance confronted by Boards and management at many other financial institutions this year, namely, the oddity of continuing excellent financial performance for the year just completed, matched against flat or regressive market performance by the corporation's stock. The Committee believes, however, that continued substantial progress in all financial measures ultimately will produce a return to sustained upward market price movement of the Company's stock.

The financial results attained by the Company in 1999 were impressive. Asset quality remains strong despite substantial internal loan growth and the Company continued to achieve improved earnings per share results by leveraging capital and focusing on employee productivity and tighter control of operating expenses. Earnings reached record levels in 1999 and placed the Company in the top tier of bank performers. The Committee believes the Company is well positioned to continue its excellent record of financial performance.

In light of the strong results achieved under management's leadership in 1999, the Committee has recommended moderate salary increases for the executives as a group and has granted incentive awards to the executive group similar in amount to the awards granted them in prior years. The individual components of executive compensation determined at year-end 1999 are discussed more fully below.

Salary

A year ago, when the Committee reviewed peer bank executive compensation, it noted that the salary being paid to President and CEO Thomas L. Hoy was substantially lower than the median CEO salary at the Company's peer group of banks. The Committee recommended then that the Company take steps over successive years to correct this deficiency and the full Board awarded Mr. Hoy a substantial salary increase both at year-end 1998 and again at year-end 1999. The other executive officers also received salary increases at year-end 1999.

Bonuses

Operating earnings in 1999 exceeded both the threshold and target levels previously established under the Short-Term Incentive Award Plan. As a result, the Committee approved annual bonuses for key employees, including the executive officers as well as the other key employees covered under this Plan. These bonuses were reviewed and ratified by the full Board. The individual bonuses received by the executive officers are listed in the Summary Compensation Table on page 7.

Stock Plan Grants

In the area of long-term incentive compensation, the Committee determined at year-end 1999 to make grants of stock options to the executive officers similar in amount to the grants awarded them in prior years. The number of options awarded to each named executive in the Summary Compensation Table on page 7 is included in column (d) of the table and the estimated present value of those options is included in column (e) of the Option/SAR Grants Table on page 8.

In reviewing executive compensation specifically in 1999, as in prior years the Committee used as a basis of comparison the reported executive compensation of a peer group of publicly held bank holding companies located in New York. This year there were ten companies in that peer group. This peer group is different from, but contains some of the same banks as, the group of companies whose stocks are included in the NASDAQ Bank Stock Index represented on the Performance Graph on page 10 of the proxy statement.

PERSONNEL COMMITTEE

Michael F. Massiano, Acting Chairman*

Jan-Eric O. Bergstedt

Dr. Edward F. Huntington

David G. Kruczlnicki

*Mr. Massiano abstains from Committee determinations on stock plan grants.

EMPLOYMENT CONTRACTS

Thomas L. Hoy, President and Chief Executive Officer of the Company, and John J. Murphy, Executive Vice President, Treasurer, and Chief Financial Officer of the Company, are serving under three year employment contracts with the Company, entered into in December 1999. The contracts replaced similar contracts previously held by each officer. Under these contracts, the officer is guaranteed his current base annual salary and certain other benefits for the duration of his contract. The contracts also specify that on or before December 31, 2000 the Committee and Board will consider and vote upon a proposal to replace each contract with a new three year employment contract having similar conditions and benefits. Each contract provides that, in the event of a change-in-control of the Company, or if the officer in question is assigned less important duties, the officer may within 1 year after such occurrence, elect early retirement and receive an amount payable in installments (or in a lump sum, in the event of financial hardship) equal to approximately three times his salary under the contract. Also, Mr. Hoy's contract includes a death benefit under which, in the event of his death during the term of the contract, his beneficiary will receive a payment equal to his base salary at the time. In 1999, the Company extended change-in-control arrangements to John C. Van Leeuwen, Senior Vice President and Chief Credit Officer of the Company, and Gerard R. Bilodeau, Senior Vice President and Corporate Secretary of the Company. These change-in-control arrangements are similar to the change-in-control features of the employment contracts held by Messrs. Hoy and Murphy, described above. However, under Mr. Van Leeuwen's and Mr. Bilodeau's arrangements, if there is a change-in-control of the Company, each would be entitled to receive a lump sum cash payment equal to two years' base salary, plus certain continuing insurance coverage.

COMPENSATION OF DIRECTORS

Each director of the Company currently receives for his or her services as a director a fee of $500 per quarterly Board of Directors meeting attended, $400 per meeting attended of committees of the Board of which he or she is a member, and an annual retainer fee of $6,000, $2,000 of which is paid in shares of the Company's common stock. The Chairmen of the Company's Audit and Personnel Committees receive an additional annual cash retainer of $1,500. Directors of the subsidiary banks receive a fee of $400 per bank board meeting attended and also receive a fee of $350 for each meeting of bank board committees attended and an annual retainer of $3,500, $1,000 of which is paid in shares of the Company's common stock. Directors who are also Executive Officers receive no director's fees, including retainer fees or fees for attendance at Board or Committee meetings.

The Company maintains an unfunded Directors Deferred Compensation Plan, in which outside directors of the Company and its subsidiaries may participate. Under this plan, each such director is able to make an irrevocable election to defer, during his or her term of office, all or a portion of the directors' fees due. The account of a participating director is credited with the dollar amount of deferral and with quarterly interest payments on the balance at a rate equal to the best rate being paid from time to time by Glens Falls National Bank and Trust Company on its Individual Retirement Account certificates of deposit. Directors who participate in the Directors Deferred Compensation Plan receive payments from their accounts in cash, either in a lump sum or in annual installments, commencing at a preselected deferral date. In 1999, 3 directors of the Company participated in the plan.

Mr. Massiano, former Chief Executive Officer and President of the Company, currently serves under a consulting agreement pursuant to which Mr. Massiano provides certain consulting and advisory services to the Company on an as-requested basis. Under the agreement, Mr. Massiano receives no additional monetary compensation but is reimbursed for expenses incurred and continues to be deemed an employee solely for purposes of the stock awards previously granted to Mr. Massiano under the Company's compensatory stock plans, such that options granted to him there under continue to be exercisable by him.

PENSION PLAN

The Company maintains a tax-qualified Defined Benefit Retirement Plan (the "Retirement Plan") for eligible employees. The Retirement Plan covers employees of the Company and all subsidiaries who work 1,000 hours or more per year, have attained the age of 21, and have completed one year of service.

Annual retirement benefits under the Retirement Plan are computed according to a formula based on the employee's annual average earnings for the highest consecutive five of the last ten years of service and his or her number of years of service and are subject to certain limits under federal law, specifically, the Employee Retirement Income Security Act ("ERISA"). Covered compensation under the Retirement Plan includes salary, overtime, sick pay, bonuses, and certain other cash and noncash benefits. Covered compensation under the Plan during 1999 for the named executive officers in the Summary Compensation Table on page 7 includes all of the compensation listed in columns (a) and (b) of the Summary Compensation Table plus certain term insurance premiums paid on behalf of the executive officers (included in column (e) of the Table) plus certain amounts not included in the Table (i.e., the Company's matching contributions to the officers' Employee Stock Purchase Plan accounts, the dollar value of limited perquisites provided by the Company to the named executive officer, and any compensation realized upon exercise of nonqualified stock options).

The Company also maintains an unfunded Select Executive Retirement Plan ("SERP"), which contains both a pension supplement feature and a special early retirement feature. The pension supplement feature is structured so as to provide for a supplemental payment, upon retirement, to those senior officers who are selected to participate in this feature of the SERP, equal to any pension benefits which would have been received by them under the Company's Retirement Plan described above were it not for the maximum payment limitations for such plans established under ERISA. Mr. Hoy and Mr. Murphy have been selected to participate in the pension supplement feature of the SERP. Under the special early retirement feature of the SERP, certain of the senior officers who retire early may be approved by the Board at such time to receive an additional retirement payment, in a series of installments or, with the approval of the Board at retirement, in a lump sum.

The table below represents estimated annual retirement benefits payable under the Company's Retirement Plan and SERP to persons having specified final average earnings and years of service, assuming such persons have been selected to participate in the SERP's pension supplement feature (but excluding any amounts that might be receivable under the SERP's special early retirement feature).

Estimated Annual Pension Based

on Years of Service Indicated

For Those Retiring at Age 65 in 2000

Average Annual Earnings For Last 5 Years of Service	15	20	25	30
$100,000	$23,617	$ 31,490	$ 39,363	$ 47,236
150,000	36,742	48,990	61,238	73,486
200,000	49,867	66,490	83,113	99,736
250,000	62,992	83,990	104,988	125,986
300,000	76,117	101,490	126,863	152,236
350,000	89,242	118,990	148,738	178,486
400,000	102,367	136,490	170,613	204,736
450,000	115,492	153,990	192,488	230,986
500,000	128,617	171,490	214,363	257,236

The number of credited years of service under the Retirement Plan as of December 31, 1999, for each of the named executive officers in the Summary Compensation Table is as follows: 25 years for Mr. Hoy, 26 years for Mr. Murphy, 14 years for Mr. Van Leeuwen, and 30 years for Mr. Bilodeau.

Benefits under the Plan are computed as straight-life annuity amounts although participants may make certain alternative elections upon or before retirement. Amounts payable to executives under the Retirement Plan and the SERP are not subject to offset for Social Security benefits.

TRANSACTIONS WITH DIRECTORS, OFFICERS AND ASSOCIATES

Some of the nominees for director, continuing directors, and executive officers of the Company (and members of their immediate families and corporations, organizations, trusts and estates with which these individuals are associated) have, at some time since January 1, 1999, been indebted to one or more of the Company's subsidiary banks in amounts of $60,000 or more. All such loans were made in the ordinary course of business, did not involve more than normal risk of collectability or present other unfavorable features, and were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the same time for comparable loan transactions by the lending bank with unaffiliated persons. No such loan is classified by the lending bank at present as a non-accrual, past due, restructured or potential problem loan.

Director John J. Carusone, Jr. is an attorney in the firm of Carusone and Carusone, Saratoga Springs, New York. During 1999, Mr. Carusone's firm rendered legal services to the Company's subsidiary, Saratoga National Bank and Trust Company, on a variety of matters, billed at regular firm rates.

Outside of these and other normal customer relationships, none of these persons (or members of their immediate families) presently maintains or has maintained since January 1, 1999, directly or indirectly, any significant business or personal relationship with the Company other than such as might arise by virtue of his/her position with, or ownership interest in, the Company.

INDEPENDENT AUDITORS

KPMG LLP, Certified Public Accountants, were the auditors for the Company for the year ended December 31, 1999. The Audit Committee and Board are in the process of selecting the auditors for 2000. Representatives of KPMG LLP are expected to be present at the Meeting and will have an opportunity to make a statement if they so desire, and it is expected that they will be available to respond to appropriate questions from shareholders.

OTHER MATTERS

The Board of Directors of the Company is not aware of any other matters that may come before the Meeting. However, the proxies may be voted with discretionary authority with respect to any other matters that may properly come before the Meeting.

By Order of the Board of Directors

GERARD R. BILODEAU

Secretary

March 10, 2000